                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                            (AMENDMENT NO.      )(1)



                         Roberts Realty Investors, Inc.
                         ------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                    769900101
                                    ---------
                                 (CUSIP Number)



                            ------------------------




--------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769900101                   13G                      Page 2 of 5 Pages

----------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSONS                           Wray Partnership
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

----------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)


                                                             (b)

----------------------------------------------------------------------------------
   3        SEC USE ONLY

----------------------------------------------------------------------------------
   4        CITIZENSHIP OR PLACE OF ORGANIZATION                         Georgia

----------------------------------------------------------------------------------
       NUMBER OF            5      SOLE VOTING POWER                     307,870
        SHARES
     BENEFICIALLY         --------------------------------------------------------
       OWNED BY             6      SHARED VOTING POWER                         0
         EACH
       REPORTING          --------------------------------------------------------
      PERSON WITH           7      SOLE DISPOSITIVE POWER                307,870

                          --------------------------------------------------------
                            8      SHARED DISPOSITIVE POWER                    0

----------------------------------------------------------------------------------
   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                       307,870

----------------------------------------------------------------------------------
  10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*

----------------------------------------------------------------------------------
  11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.8%

----------------------------------------------------------------------------------
  12        TYPE OF REPORTING PERSON*

            PN
----------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  Roberts Realty Investors, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  8010 Roswell Road, Suite 120
                  Atlanta, GA 30350

Item 2(a)         Name of Person Filing:

                  Wray Partnership

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  6235 Weatherly Drive, N.W.
                  Atlanta, GA 30328

Item 2(c)         Citizenship

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  769900101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:

                  The Wray Partnership beneficially owns 307,870 shares, including 198,002 shares and 109,868 units of limited partnership interest in Roberts Properties Residential, L.P. that may be exchanged for an equal number of shares of Common Stock.

                  (b)      Percent of Class:

                           6.8%

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct
                                    the vote                             307,870

                           (ii)     shared power to vote or to direct
                                    the vote                                   0

                           (iii)    sole power to dispose or to direct
                                    the disposition of                   307,870

                           (iv)     shared power to dispose or to direct
                                    the disposition of                         0

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 13, 1998
                                             -----------------
                                             (Date)

                                             /s/ George W. Wray, Jr.
                                             -----------------------
                                             (Signature)

                                             George W. Wray, Jr.,
                                             General Partner
                                             ---------------
                                             (Name/Title)